UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.        Material Change Report:  September 10, 1998

2.        Material Change Report:  September 16, 1998






Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F   X__     Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No   X_

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      September 17, 1998           By:  /s/Seyed Torabian
                                             M. Seyed Torabian,
                                             Vice President/Director

September 10, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated September 10, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,


/s/Seyed Torabian
Seyed Torabian, P.Eng.
Executive Vice-President


copy:Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          September 10, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Nasdaq Stock Exchange on September 10, 1998 and disseminated via Canadian Corporate News and Business Wire.

Item 4.        Summary of Material Change

          The Issuer announced that its National Healthcare Logistics Division's first "Hub & Spoke" distribution center has begun operations and will commence distribution to its member hospitals effective September 14, 1998.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release(s) of the Issuer dated September 10, 1998


Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A

Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 10th  day of September, 1998.


National Healthcare Manufacturing Corporation


Per:     /s/Seyed Torabian
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                                               NEWS RELEASE

FOR RELEASE SEPTEMBER 10, 1998 AT 7:30 AM EDT
  Contact:Allen & Caron Inc             or   Alex Tsakumis
          Damon Wright (investors)           Manager, Investor Relations
          Denise Harrison (media)            National Healthcare
          (714) 957-8440                     Manufacturing Corporation
                                             (800) 883-8841

System designed to substantially cut costs; monthly sales to hospitals expected to reach $6 million within 18 months

  NATIONAL HEALTHCARE ANNOUNCES OPENING OF LEESAR REGIONAL SERVICE CENTER

WINNIPEG, MANITOBA (September 10, 1998) . . . . National Healthcare
Manufacturing Corporation (Nasdaq: NHMCF) announced today that its National Healthcare Logistics (NHCL) Division's first "Hub & Spoke" distribution center, Fort Myers, FL-based LeeSar Regional Service Center (LeeSar), has begun operations and will commence distribution to its member hospitals effective September 14. As previously announced, NHCL signed its first long-term agreement to establish and manage a "Hub & Spoke" distribution center for two FL-based hospital systems -- Sarasota Memorial and Lee Memorial Healthcare System. The "Hub," or primary distribution center, is owned by the two hospital systems. NHCL will receive a management fee based on a percentage of the monthly sales volume.
     According to National Healthcare President and CEO Mac J. Shashavar, if all proceeds as planned it is anticipated that monthly sales to the participating hospitals will start at approximately $250,000 in September and steadily grow to $2.5 million per month by May of 1999. After one year, the monthly sales volume, on which NHCL will base its fees, is expected to exceed $4 million, and reach $6 million per month within 18 months.
     Fort Myers Lee Memorial Hospital Director of Materials Management Steve Witenko said, "NHCL's Hub & Spoke program is the most innovative program for hospitals logistical services that I have seen in my 20-plus years of experience in hospital materials management.
                              MORE-MORE-MORE

NATIONAL HEALTHCARE ANNOUNCES OPENING OF FIRST
HUB AND SPOKE DISTRIBUTION CENTER
2-2-2

     "We look forward to the time and cost savings gained and anticipate a yearly reduction in costs of approximately 15-20 percent -- up to $10 million -- from logistics efficiencies alone," Witenko added.
     Audie Lewis is the LeeSar Project Leader and is responsible for the direct oversight of the Hub & Spoke Program. Lewis is also a noted author whose latest book is The Year 2000 Healthcare Survival Guide. According to Lewis, "The NHCL Hub & Spoke program is a unique opportunity for re-engineering hospital logistics, and has the potential to take millions of dollars out of the cost of supply chain management while generating new revenue.
     "This creates the potential for dramatic positive financial impact for the participating hospitals," he said.
     Shahsavar added, "Our Hub & Spoke distribution system provides an outsourcing and resource sharing alternative to hospitals for traditional purchasing and distribution activities. We are able to deliver significant cost savings to these participating hospitals, while providing a very high level of customer focused service. We look forward to the LeeSar Hub & Spoke system becoming the flagship of an ever-growing group of distribution centers throughout the U.S."
     National Healthcare is committed to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers through the use of the world's first and only automated robotic production facility capable of assembling and packaging kits and trays for medical and surgical procedures. Through its wholly-owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products to healthcare and homecare institutions throughout North
America and Europe. National Healthcare Logistics (a subsidiary) is revolutionizing conventional medical distribution with its state-of-the-art Hub & Spoke logistics system.

The statements in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, development of markets for the Company's products and services and other risks as identified in the Company's SEC filings. Actual results, events and performance may differ materially. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect the occurrence of unanticipated events.

September 16, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated September 15, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,


/s/Seyed Torabian
Seyed Torabian, P.Eng.
Executive Vice-President


copy:Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          September 15, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Nasdaq Stock Exchange on September 15, 1998 and disseminated via Canadian Corporate News and Business Wire.

Item 4.        Summary of Material Change

          The Issuer announced that subject to regulatory approval it will expand its Custom Pack Division with the acquisition of privately-held Niagara Falls, NY based, Custom Pack Reliability.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release(s) of the Issuer dated September 15, 1998.


Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A

Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 16th  day of September, 1998.


National Healthcare Manufacturing Corporation


Per:     /s/Seyed Torabian
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                                               NEWS RELEASE

FOR RELEASE SEPTEMBER 15, 1998 AT 7:30 AM EDT
  Contact:Allen & Caron Inc        or        Alex Tsakumis
          Damon Wright (investors)           Manager, Investor Relations
          Denise Harrison (media)            National Healthcare
          (714) 957-8440                     Manufacturing Corporation
                                             (800) 883-8841

Adds $5 million Canadian (US$3.2 million) to Custom Pack Division annual revenue

                 NATIONAL HEALTHCARE ANNOUNCES ACQUISITION
                        OF CUSTOM PACK RELIABILITY

WINNIPEG, MANITOBA (September 15, 1998) . . . . National Healthcare
Manufacturing Corporation (Nasdaq: NHMCF) announced today that subject to regulatory approval it will expand its Custom Pack Division with the acquisition of privately-held Niagara Falls, NY-based Custom Pack Reliability (CPR). CPR has been assembling and supplying custom packs to hospitals and surgical centers throughout North America since 1992. According to the announcement by National Healthcare President and CEO Mac
J. Shahsavar, CPR revenues for 1997 were $5 million Canadian (US$3.2 million) and CPR contracts to date for 1998 total $7.5 million Canadian (US$5 million). The acquisition will increase National Healthcare's North American sales force by 50 to more than 200. No layoffs are anticipated; however, the companies plan to consolidate to achieve even further efficiencies. CPR will continue operations from its Niagara Falls facilities as a division of National Healthcare and will conduct business under the CPR name. Further terms were not disclosed.
     CPR Founder and President Richard Ellwood brings with him more than 25 years consulting experience in healthcare cost reduction, and will head the newly expanded Custom Pack Division. Purchasing, customer quotation and logistics for the Custom Pack Division will be based at the Niagara Falls facility, using the existing fully-integrated computerized inventory control, order processing and accounting system.
                              MORE-MORE-MORE

NATIONAL HEALTHCARE ANNOUNCES ACQUISITION
OF CUSTOM PACK RELIABILITY
Page 2-2-2


     Shahsavar commented, "Acquiring CPR is an important strategic step for us. CPR has been providing custom medical packs for more than six years, and we believe that the combination of this experience in the packaging market and our leading-edge robotic packaging technology will make existing operations more efficient and more profitable.
     "The addition of the CPR sales and marketing arm," Shahsavar continued, "will enable us to be more effective in achieving our goal of continuing to expand our packaging capabilities into the large and growing overall North American healthcare market.
      "Not only will the acquisition of CPR add significantly to our current packaging revenues," Shahsavar added, "it will also provide us with additional facilities in the Northeast, which will complement National Healthcare's access to markets throughout North America."


     National Healthcare is committed to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers through the use of the world's first and only automated robotic production facility capable of assembling and packaging kits and trays for medical and surgical procedures. Through its wholly-owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial and cellulose based paper products to healthcare and homecare institutions throughout North
America and Europe. National Healthcare Logistics (a subsidiary) is revolutionizing conventional medical distribution with its state-of-the-art Hub & Spoke logistics system.

The statements in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, development of markets for the Company's products and services and other risks as identified in the Company's SEC filings. Actual results, events and performance may differ materially. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect the occurrence of unanticipated events.